Where Is Your Voice
In The Baja Boardroom?

www.ShareholdersForBaja.com



Vote Your BLUE Proxy Today

www.ShareholdersForBaja.com

To support increased governance and oversight at Baja, only use your **BLUE** form of proxy enclosed with this Letter.

If you previously returned a Gold Management Proxy, you have the right to change your vote.

To do so, simply sign, date and return only your BLUE form of proxy by March 30, 2012 at 7:00 am (Vancouver Time).

A timely delivered, later dated **BLUE** form of proxy supersedes a previously completed Gold Management Proxy.

THE TIME TO ACT IS NOW: PROTECT YOUR INVESTMENT IN BAJA

ELECT DIRECTORS TRULY INDEPENDENT FROM MANAGEMENT AND WHO WILL ACT IN YOUR BEST INTEREST

VOTE FOR INDEPENDENT NOMINEES LEHNER AND WAISBERG ON YOUR BLUE PROXY CARD

Dear Fellow Shareholders:

The April 3, 2012 Special Meeting is critical for Baja shareholders. Baja's shareholders urgently need independent oversight of the management and board to stop the self-dealing we have exposed, focus the company on bringing the Boleo project online and maintain attention on the ongoing creation of shareholder value.

We are writing to urge you to vote your **BLUE** proxy card to elect Mr. Stephen Lehner and Mr. Lorie Waisberg, two highly qualified, independent candidates, to the Baja board of directors. Once elected, Messrs. Lehner and Waisberg will represent a minority of the board and will work with the other directors to provide much-needed independent oversight and an owner-driven mindset.

Without immediate change, the risk of value destruction at Baja is great whether through ill-conceived or self-interested transactions and financings or through unwarranted personal enrichment. Baja shareholders can realize considerable value from the Boleo project only if truly independent directors are in place to act in the interest of all shareholders.

THIS BOARD IS NOT THE BOARD THAT DROVE BAJA'S SUCCESS

The board responsible for Baja's current success is not the one that serves today. In fact, formative board members integral to Baja's development were displaced by Baja's CEO, Mr. John Greenslade, after they vehemently objected to Mr. Greenslade moonlighting as CEO of potential competitor, Catalyst Copper. The removed directors felt that our CEO's involvement with another company, at a full-time salary, was a diversion from his responsibility and fiduciary duty to Baja. Those directors were right. Instead of listening to his board and focusing on Baja full-time, Mr. Greenslade accepted the position as Catalyst CEO. He then took steps to replace the directors that had opposed him.

As a result, Mr. Robert Mouat, a geological engineer and the Boleo project co-founder, and Mr. Ross Glanville, a mining engineer and specialist in the valuation of mining companies and projects with over 35 years of experience, were not nominated for reelection at the Baja Annual General Meeting held in May 2011. Instead, three new directors were hand-picked to stack a majority Greenslade board. These three hand-picked directors are Mr. Gerald Prosalendis, Mr. François Marland, and Mr. Giles Baynham.

THE CURRENT BOARD IS NOT TRULY INDEPENDENT AND IS PREOCCUPIED WITH ITS OWN SELF INTEREST AND SELF DEALING

Following the 2011 Annual General Meeting, the Baja board became unrecognizable from the one that had accomplished so much – yet Messrs. Prosalendis, Marland, and Baynham (the newly appointed board members) were rewarded financially as if they had been associated with the company throughout its development. Just hours after the Annual General Meeting in which shareholders approved a stock option plan that was promoted by Mr. Greenslade as being essential to hire senior management candidates and key personnel, the three new directors were awarded 750,000 options each. Indeed, fully 43% of options intended for executives were granted to Mr. Greenslade and his friends on the board within 30 days of the 2011 shareholders' meeting.

Even more egregious is the fact that, in a short 18 month period, Messrs. Greenslade, Marland, Baynham, and Prosalendis have awarded one another more than $4,000,000 in options in the aggregate from their respective companies. **As you can see, the Baja board has changed and is no longer independent.**

What is more, the Company has contemplated a related party transaction with Catalyst, the subject of the original struggle that led Mr. Greenslade to consolidate his control over the Baja board. <u>If pursued, a transaction with Catalyst would benefit certain Baja insiders and directors immensely given that they own 6% of Catalyst – far more than they do of Baja</u>.

THE CURRENT BOARD ONLY ACTS FOR SHAREHOLDERS WHEN FORCED

The pattern for the board since the 2011 Annual General Meeting has been one of self-dealing. Mount Kellett has put a glaring spotlight on the company's corporate governance policies and questionable compensation practices.

Any corrective measures the Company has undertaken have been in direct response to Mount Kellett publicly raising its concerns. In fact, all of the corrective actions the Baja board has taken over the last few months, including the enforcement of the existing Baja charter that the chair of the board and the composition of the Nominating Committee be independent, amending Baja's stock option plan to comply with Institutional Shareholder Services (ISS) guidelines, and adopting an anti-nepotism policy (which they nonetheless disregarded), among others, were all made solely in reaction to Mount Kellett's publicized concerns. **However, the actions taken are partial and reversible.**

THE CURRENT BOARD CANNOT BE TRUSTED ON ITS OWN

The current board, which includes 6 "independent" board members, has proven itself unwilling to do its duty without shareholder pressure – **thereby demonstrating that the current Baja board only practices good governance reactively.**

Moreover, the Baja board has left the door wide open for a future transaction with Catalyst – representing a significant related-party transaction. All the "corrective" actions provide ample loopholes to serve self-interest and avoid good governance – **this needs to change.**

BAJA SHAREHOLDERS NEED TRULY INDEPENDENT SHAREHOLDER REPRESENTATION

At this critical moment of value creation and realization, the new board has shown only a track record of self-interest that is inconsistent with its fiduciary duty to shareholders. The risk of value destruction is great - whether through ill-conceived or self-interested transactions and financings, or through unwarranted personal enrichment. **Shareholders need to act now to protect their investment.**

Once elected, Mr. Stephen Lehner and Mr. Lorie Waisberg will work with other directors to ensure that sound corporate governance policies are adopted and adhered to in practice and serve ALL Baja shareholders. Once elected, Mr. Waisberg also commits to resigning one of his other directorships and to limit his membership on board audit committees as prescribed by the major proxy advisory firms.

MOUNT KELLETT IS FIGHTING FOR THE OVERSIGHT THIS BOARD DESPERATELY NEEDS

As previously stated, we are not looking to take over the company, nor interrupt business operations at Baja. Mount Kellett has never commenced a hostile transaction nor pursued a buyout of a public company. In sharp contrast, we are doing all that we can to make sure that Baja and the Boleo project stays on course as planned, so that all shareholders can realize as much value as possible.

To be very clear, contrary to Baja's assertions, it is not feasible for Mount Kellett to take over the company without a shareholder vote. In addition, Mount Kellett has already offered not to exceed 20% ownership, except in response to a takeover bid by a third party. We also offered to stand down from any action against the Baja board for two years, with the only exception of Mount Kellett's representatives resigning for issues of governance that it believed should be brought to shareholders. **Don't let Baja mislead you on the issues.**

YOUR VOTE IS IMPORTANT - VOTE YOUR BLUE PROXY CARD TODAY

We urge you to support independent shareholder representation. Mount Kellett is seeking to elect two new independent shareholder nominees to ensure the Baja board acts on behalf of all shareholders and remains focused on creating shareholder value.

Please sign, date and return the enclosed **BLUE** proxy in advance of the proxy voting deadline of March 30, 2012 at 7:00 am (Vancouver Time).

No matter how many shares you own, your vote is very important. If you have any questions and/or need assistance in voting your shares, please call Kingsdale Shareholder Services at 1-888-518-1562 or 1-416-867-2272 (collect calls accepted). For more information please visit www.ShareholdersForBaja.com.

We thank you for your consideration and look forward to your support in working to protect the investments and interests of all Baja shareholders.

Sincerely,

Jonathan Fiorello
Chief Operating Officer
Mount Kellett Capital Management LP

HOW TO CAST YOUR VOTE IN SUPPORT OF THE INDEPENDENT SHAREHOLDER NOMINEES

MAKE YOUR VOICE HEARD BY VOTING YOUR BLUE PROXY VOTING INSTRUCTIONS

Non-Registered (Beneficial) Shareholders

If your common shares are held in a brokerage account or otherwise through an intermediary, you are a "beneficial shareholder" and a Voting Instruction Form was mailed to you with this package. Only vote your Voting Instruction Form as follows:

Canadian Shareholders:

Visit www.proxyvote.com and enter your 12 digit control number or call **1-800-474-7493** or fax your Voting Instruction Form to **905-507-7793** or toll free at **1-866-623-5305** in order to ensure that it is received before the deadline.

U.S. Shareholders:

Visit www.proxyvote.com and enter your 12 digit control number or call **1-800-454-8683**.

Registered Shareholders

If your common shares are held in your own name, you are a "registered shareholder" and must submit your proxy in the postage paid envelope in sufficient time to ensure your votes are received by **the offices of KINGSDALE SHAREHOLDER SERVICES INC. Attention: Proxy Department, at 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, M5X 1E2 or by fax to 416-867-2271 or toll-free 1-866-545-5580 no later than 7:00 A.M. (Vancouver time) on FRIDAY, March 30th, 2012.**

TIME IS OF THE ESSENCE – SUBMIT YOUR BLUE PROXY AS SOON AS POSSIBLE

VOTE YOUR BLUE PROXY BY FAX OR MAIL YOUR PROXY IN ORDER FOR IT TO BE RECEIVED BY THE DEADLINE PROXIES MUST BE RECEIVED NO LATER THAN FRIDAY, MARCH 30TH 2012 AT 7:00 A.M. (VANCOUVER TIME)

PLEASE ENSURE THAT YOU SIGN AND DATE THE BLUE PROXY

QUESTIONS ON VOTING YOUR BLUE PROXY PLEASE CALL:

KINGSDALE
Shareholder Services Inc.

Telephone Toll Free: 1-888-518-1562 Outside North America Call Collect: 1-416-867-2272
Toll Free Fax: 1-866-545-5580
Fax: 416-867-2271

Any questions and requests for assistance may be directed to the
Proxy Solicitation Agent:

KINGSDALE
Shareholder Services Inc.

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
www.kingsdaleshareholder.com

North American Toll Free Phone:

1-888-518-1562

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272